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FORM 6-K/A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of a Foreign Private Issuer
Pursuant to Rule 13a- 16 or 15d- 16 of
the Securities Act of 1934

For the month of	March	2003
Acetex Corporation
(Translation of registrant’s name into English)
750 World Trade Centre, 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E1
(Translation of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F	Form 40-F	ü

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	ü

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________]

Page #

This Form 6-K consists of a press release announcing Acetex’s results for the three months ended December 31, 2002.

Acetex

FOR IMMEDIATE RELEASE

ACETEX REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED

DECEMBER 31, 2002

Vancouver, B.C., Canada – February 11, 2003 - Acetex Corporation announced today results for the three months ended December 31, 2002, determined under Canadian generally accepted accounting principles.  These results include a loss for the period of US $2.8 million and EBITDA (defined as operating income plus amortization) of US $7.9 million.  Net sales of US $51.0 million were generated during the period from the sale of acetic acid and derivative products.  Results for the year were net a loss of US $12.9 million and EBITDA of US $27.3 million.  Net sales for the year were US $205.5 million.

"Acetex is well positioned to benefit from a strong cyclical outlook for both acetic acid and VAM despite the uncertainty of the overall global economy," said Brooke N. Wade, Chairman and CEO of Acetex Corporation.  "Our balance sheet provides us with substantial cash on hand to meet our needs for liquidity and growth."

Information in this press release including the attached interim report to shareholders may contain forward-looking statements. By their nature, such forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. They include actions of competitors, conditions in the acetyls and other industries, worldwide economic conditions, and risks attendant with acetyls production and distribution.

Acetex is a Canadian-based global chemical company, which is the second largest producer of acetic acid and third largest producer of vinyl acetate monomer in Europe.  Acetex’s common shares are listed for trading under the symbol “ATX” on The Toronto Stock Exchange which has neither approved nor disapproved the information contained herein.

A conference call is scheduled for Tuesday, February 11, 2003, at 11:30 a.m. Eastern Time to discuss these results.  To participate, please call (416) 641-6695 ten minutes before the start of the call.  If you are unable to listen to the call at that time, a recorded version is available for the three following business days by phoning (416) 626-4100 and entering 21117832.

For further information contact: Lynn Haycock (604) 688-9600 or via e-mail at haycock@acetex.com.

ACETEX CORPORATION

Financial and Operating Highlights

Selected Financial Information

(U.S. $,000s)

(unaudited)

	Three	Three
	Months Ended	Months Ended	Year Ended	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
				(Restated)

Sales	$51,005	$46,385	$205,529	$222,382

Net Earnings (loss) for the period	(2,823)	(4,039)	(12,923)	1,644

Net Earnings (loss) per share	$(0.11)	$(0.15)	$(0.49)	$0.05

Cash generated from operations [1]	1,741	569	5,242	24,567

Cash generated from operations per share[1]	$0.07	$0.02	$0.20	$0.93

Cash position at end of period	61,890	51,605	61,890	51,605

EBITDA [2]	7,920	4,305	27,280	40,940

Long-term debt at end of period	190,000	190,000	190,000	190,000
1 Before changes in non-cash working capital
2 Operating income plus amortization

Production Volume Information
(tonnes)
Acetic Acid	77,294	86,334	376,752	385,888

VAM – Pardies	28,403	33,748	138,905	143,193

Acetic Acid Derivatives	16,862	18,114	66,790	73,814

ACETEX CORPORATION

CONSOLIDATED BALANCE SHEETS

 (thousands of U.S. dollars)

ASSETS

	December 31,	December 31,
	2002	2001

Current assets:
Cash and cash equivalents	$61,890	$51,605
Accounts receivable	43,699	44,481
Inventories	28,481	25,075
Prepaid expenses and other	3,638	5,766
	137,708	126,927

Property, plant and equipment	110,191	95,309

Other assets	15,976	11,953
	$263,875	$234,189

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

Current liabilities:
Accounts payable and accrued liabilities	$60,006	$48,070

Pension obligation	4,725	3,139

Long-term debt	190,000	190,000

	254,731	241,209

Shareholders' equity (deficiency):
Share capital	64,039	65,578
Retained earnings (deficit)	(11,563)	1,677
Cumulative translation adjustment	(43,332)	(74,275)
	9,144	(7,020)
	$263,875	$234,189

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(in thousands of U.S. dollars except per share information)

(unaudited)

	Three	Three
	Months Ended	Months Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001
				(Restated)

Sales	$51,005	$46,385	$205,529	$222,382

Cost of goods sold	40,277	39,144	166,458	171,887
Amortization	4,718	4,016	16,248	14,854
	44,995	43,160	182,706	186,741

Gross profit	6,010	3,225	22,823	35,641
Other operating expenses:
Selling, general and administrative	2,539	2,685	10,722	8,761
Research and development	269	251	1,069	794
	2,808	2,936	11,791	9,555

Operating earnings	3,202	289	11,032	26,086
Other earnings (expense):
Interest expense	(5,273)	(5,117)	(20,480)	(18,251)
Loss on debt refinancing	—	—	—	(6,352)
Equity income (loss)	161	(121)	29	(328)
Foreign exchange gain (loss) and other	(913)	910	(3,504)	489
	(6,025)	(4,328)	(23,955)	(24,442)
Net earnings (loss) for the period	(2,823)	(4,039)	(12,923)	1,644
Retained earnings (deficit), beginning of period	(8,631)	5,716	1,677	33
Excess of purchase price over value assigned to common shares repurchased	(109)	—	(317)	—
Retained earnings (deficit), end of period	$(11,563)	$ 1,677	$(11,563)	$1,677

Net earnings (loss) per common share
Basic	$(0.11)	$(0.15)	$(0.49)	$0.05
Diluted	$(0.11)	$(0.15)	$(0.49)	$0.05
Cash flow from operations (before non-cash items) per share
Basic	$0.07	$0.02	$0.20	$0.93
Diluted	$0.07	$0.02	$0.20	$0.91

Weighted average number of common shares outstanding
Basic	25,973,271	26,406,098	26,314,497	26,310,402
Diluted	25,973,271	26,406,098	26,314,497	26,987,931

*Number of shares outstanding at December 31, 2002: 25,643,964

ACETEX CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

 (thousands of U.S. dollars)

(unaudited)

	Three	Three
	Months Ended	Months Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2002	2001	2002	2001
				(Restated)
Cash provided by (used for):
Operations:
Net earnings (loss) for the period	$(2,823)	$(4,039)	$(12,923)	$1,644
Charges and credits to income not involving cash:
Amortization	4,718	4,016	16,248	14,854
Pension expense (recovery)	(332)	237	(36)	499
Loss on debt refinancing	—	—	—	6,352
Amortization of deferred financing costs	241	234	971	890
Other	98	—	1,011	—
Distributions received from equity investee in excess of income	(161)	121	(29)	328
Changes in non-cash operating working capital	13,096	16,399	12,551	(8,728)
	14,837	16,968	17,793	15,839
Investments:
Purchase of property, plant and equipment	(5,226)	(1,021)	(12,893)	(2,920)
Other	(476)	(1,113)	(246)	(1,101)
	(5,702)	(2,134)	(13,139)	(4,021)
Financing:
Proceeds from issuance of long-term debt	—	—	—	190,000
Costs incurred in refinancing debt	—	(220)	—	(11,867)
Repayment of long-term debt	—	—	—	(180,000)
Increase in share capital	277	14	449	505
Repurchase of common shares	(1,724)	—	(2,305)	—
Increase (decrease) in pension obligation	239	(14)	589	(61)
	(1,208)	(220)	(1,267)	(1,423)
Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currencies	2,609	(1,250)	6,898	(2,365)

Increase (decrease) in cash and cash equivalents	10,536	13,364	10,285	8,030
Cash and cash equivalents, beginning of period	51,354	38,241	51,605	43,575
Cash and cash equivalents, end of period	$61,890	$51,605	$61,890	$51,605

Acetex Corporation

Management’s Discussion and Analysis of Financial Condition and Results of Operations (all references in US funds)

Acetex Corporation (the “Company”) derives its revenues primarily from merchant market sales in Europe of its two principal products, acetic acid and vinyl acetate monomer (“VAM”), as well as from merchant market sales of acetic derivatives, including polyvinyl alcohol.  The Company’s results of operations are affected by a variety of factors, including variations in the pricing of acetic acid and VAM and in the cost of its principal feedstocks, methanol and natural gas.

For financial reporting years prior to 2002, gains and losses on translation of certain foreign currency debt of prior years were being deferred and amortized over the term of the debt for purposes of Canadian generally accepted accounting principles (Canadian GAAP).  In 2002, the Company changed its accounting policy to require the recognition of all exchange gains and losses in income as they arise.  This policy has been applied retroactively, reducing reported earnings for 2001 by $3.6 million ($0.15 per share).  With this change in Canadian GAAP policy, the accounting for foreign exchange for both Canadian and U.S. purposes is equivalent.

Results of Operations

Net Sales

For the three months ended December 31, 2002, compared to the three months ended December 31, 2001, net sales increased by 10% or $4.6 from $46.4 million to $51.0 million.  This increase resulted from an increase in average selling prices of 15% which was only partially offset by a decrease in sales volumes of 6% from 2001 to 2002.  The lower sales volumes in 2002 resulted because the fourth quarter included the planned 3-week maintenance turnaround. Industry newsletters indicate that pricing for the fourth quarter of 2002 measured in Euros compared to the third quarter of 2002 increased by approximately 3.7% for VAM and by 4.2% for acetic acid. Although pricing has not yet been set, these same newsletters have indicated that contract prices for the first quarter of 2003 will increase by approximately the same percentages over Q4 2002 prices.

For the year ended December 31, 2002, compared to the year ended December 31, 2001, net sales decreased by 8% or $16.9 million to $205.5 million from $222.4 million.  This decrease resulted from a decrease in average product selling prices of 11% from 2001 to 2002 while sales volumes were 5% higher than in 2001.

Gross Profit

Gross profit for the fourth quarter of 2002 compared to the fourth quarter of 2001 increased by 88% or $2.8 million to $6.0 million from $3.2 million.  The increase in gross profit was primarily due to the higher sales while feedstock costs increased by only 3%.

 The European contract price for methanol rolled over at Euros 208 from the third quarter of 2002 to the fourth quarter of 2002 and will increase by 10% for the first quarter of 2002.  The cost of natural gas is expected to increase in the first quarter of 2003 as the contract pricing reflects substantially higher world oil prices.

For the year ended December 31, 2002, gross profit decreased by 36% or $12.8 million to $22.8 million from $35.6 million.  The decrease in gross profit was primarily due to lower sales revenues while feedstock costs were only 3% lower.  As well, depreciation expense was higher by $1.4 million reflecting the stronger Euro as well as the acquisition of the polyvinyl acetate assets at Roussillon, France.

Operating Income

Operating income for the three months ended December 31, 2002, increased by $2.9 million to $3.2 million from $0.3 million primarily due to the higher gross profit described above.

Operating income for the year ended December 31, 2002, decreased by $15.1 million to $11.0 million from $26.1 million due to the decrease in gross profit described above.  Selling, general and administrative expenses were $2.0 million higher than in 2001 due, in part, to severance costs of $0.5 million, doubtful accounts of $0.4 million, and foreign exchange effects of $0.4 million.

Net Income

As a result of the factors discussed above, the net income for the quarter increased by $1.2 million to a loss of $2.8 million from a loss of $4.0 million for the comparable quarter in 2001.  The net income for the year decreased by $14.5 million to a loss of $12.9 million from income of $1.6 million in 2001 (as restated).

Income tax expense continues to be zero as the Company utilizes income tax loss carryovers for which no provision has been made in the accounts.  These losses will continue to be utilized until the Company has generated approximately $40.0 million in income before income taxes.  The Company continues to pursue a refund claim totaling $4.4 million for French income taxes relating to the tax years 1995 and 1996.  This amount has been reclassified from current assets to long-term assets as the claim has moved from administrative procedures to the French judicial system.

Liquidity and Capital Resources

Cash provided by operations (prior to changes in noncash working capital) for the three months ended December 31, 2002, was $1.7 million compared to $0.6 million for the three months ended December 31, 2001. Cash provided by operations (prior to changes in noncash working capital) for the year ended December 31, 2002, was $5.2 million compared to $24.6 million for the year ended December 31, 2001.

As the functional currency of the Company’s operations in Europe is the Euro, the balance sheet has been translated into U.S. dollars at the rate of exchange applicable to each balance sheet date.  As the value of the Euro (and previously the French Franc) has declined against the U.S. dollar since 1995, the reduction in carrying value of European net assets is shown as an increase in the Cumulative translation adjustment and not in the Company’s earnings.  However, in the year ended December 31, 2002, the Euro strengthened relative to the US dollar, reducing the Cumulative translation adjustment from $74.3 million at December 31, 2001 to $43.3 million at the end of 2002.

The Company expects to satisfy its cash requirements in the future through internally generated cash.

Capital Expenditures

Capital expenditures during the three months ended December 31, 2002, totaled $5.2 million and for the year, $12.9 million.  Included in capital expenditures is the acquisition in the third quarter of the Polyvinyl acetate assets of Rhodia, S.A. at Roussillon, France for $4.6 million, costs associated with the scheduled maintenance turnaround in the fourth quarter of $3.0 million, and additional investments at Roussillon of $1.0 million.  The balance of $4.3 million represents maintenance-level capital expenditures.  Capital expenditures in 2003 are expected to be $7.0 million consisting of $3.0 million of maintenance level capital expenditures, environmental upgrades of $1.0 million, information technology upgrades of  $1.0 million, and capacity expansion investments of $2.0 million.

Future capital expenditures could vary substantially if the Company is required to undertake corrective action or incur other environmental costs.  The Company may also pursue selective expansion opportunities, including the acquisition of companies with complementary product lines.

Reconciliation of Net Income for Canadian GAAP to U.S. GAAP

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	December 31, 2002	December 31, 2001	December 31, 2002	December 31, 2001
				(Restated)
Net income (loss) for Canadian GAAP	$(2,823)	$(4,039)	$(12,923)	$1,644
Stock compensation expense	(275)	(308)	(275)	(308)
Net income (loss) for U.S. GAAP	$(3,098)	$(4,347)	$(13,198)	$1,336

U.S. GAAP Earnings per Share
Basic net income (loss) per common share	$(0.12)	$(0.16)	$(0.50)	$0.05
Diluted net income per common share	$(0.12)	$(0.16)	$(0.50)	$0.05

Note that EBITDA amounts are equivalent under both U.S. and Canadian GAAP, except for the stock compensation expense.

Acetex Corporation
Consolidating Balance Sheet		Guarantors		Combined		Acetex
December 31, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
Cash and cash equivalents	12,992			$48,898		$61,890
Accounts receivable	5,781	75,805		43,699	(81,586)	43,699
Inventories				28,481		28,481
Prepaid expenses and other	259			3,379		3,638
	19,032	75,805	0	124,457	(81,586)	137,708
Property, plant and equipment	371			109,820		110,191

Investment in affiliates	226,840	229,319	(60,837)	162,801	(558,123)	0

Other assets	5,553			10,423		15,976

	251,796	305,124	(60,837)	407,501	(639,709)	263,875
Accounts payable	9,320	0	0	132,118	(81,433)	60,006

	9,320	0	0	132,118	(81,433)	60,006
Pension obligation				4,725		4,725
Long-term debt	190,000			230,000	(230,000)	190,000

	199,320	0	0	366,843	(311,433)	254,731
Share capital	64,039	230,000	10,048	127,466	(367,514)	64,039
Contributed surplus	583					583
Retained earnings (deficit)	(12,146)	75,124	(70,885)	(28,508)	24,269	(12,147)
Cumulative translation adjustment			0	(58,300)	14,969	(43,331)
	52,476	305,124	(60,837)	40,658	(328,276)	9,144
	251,796	305,124	(60,837)	407,501	(639,709)	263,875

Acetex Corporation
Consolidating Income Statement		Guarantors		Combined		Acetex
Period Ended December 31, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
Sales				205,529		205,529
Amortization				16,248		16,248
Cost of goods sold				166,458		166,458
				22,823		22,823
Selling, general & administrative	2,753			8,244		10,997
Research and development				1,069		1,069

Operating earnings (loss)	(2,753)	0	0	13,510	0	10,757
Equity loss	7,898		(20,735)	1,316	11,550	29
Interest expense - net	(18,353)	30,844		(32,971)		(20,480)
Foreign exchange and other	10			(3,515)		(3,504)

Earnings (loss) before income taxes	(13,198)	30,844	(20,735)	(21,660)	11,550	(13,198)

Income taxes	0	0	0	0	0	0
	0	0	0	0	0	0

Net earnings (loss)	(13,198)	30,844	(20,735)	(21,660)	11,550	(13,198)

Retained earnings (deficit) at beginning	1,369	71,400	(50,150)	(6,848)	(14,401)	1,369
Excess of repurchase price over assigned value of common shares	(317)					(317)
Dividends paid		(27,120)		0	27,120	0
Retained earnings (deficit) at end	(12,146)	75,124	(70,885)	(28,508)	24,269	(12,146)

Acetex Corporation
Consolidating Statement of Cash Flow		Guarantors		Combined		Acetex
Period Ended December 31, 2002	Acetex	Acetex	Acetex	non-		Corporation
	Corporation	LLC	BV	guarantors	Eliminations	Consolidated
CASH PROVIDED BY (USED IN):
Operating Activities
Net earnings (loss)	(13,198)	30,844	(20,735)	(21,660)	11,550	(13,198)
Charges and credits to income -non-cash

Amortization				16,248		16,248
Pension expense				(36)		(36)
Amortization of deferred financing costs				971		971
Other	1,011					1,011
Stock based compensation expense	275					275
Distribution from equity investment in excess of income	16,510	0	20,735	1,396	(38,670)	(29)
Changes in noncash working capital	3,539	(3,724)	0	15,366	(2,629)	12,551
	8,137	27,120	0	12,285	(29,749)	17,793
Investing Activities
Purchase of property, plant and equipment	0			(12,893)		(12,893)
Other				(246)		(246)

	0	0	0	(13,139)	0	(13,139)
Financing activities
Increase in share capital	449					449
Dividend paid		(27,120)			27,120	0
Decrease in pension obligation				589		589
Shares repurchased	(2,305)					(2,305)
	(1,856)	(27,120)	0	589	27,120	(1,267)

Foreign exchange gain (loss) on cash and cash
equivalents held in foreign currencies				4,269	2,629	6,898
Increase in cash during the period	6,281	0	0	4,004	0	10,285
Cash, beginning of period	6,711	0	0	44,894		51,605
Cash, end of period	12,992	0	0	48,898	0	61,890

NOTES

1.

The consolidating financial statements illustrate the assets, liabilities, equity, revenues and expenses for Acetex Corporation on a legal basis, as well as for its subsidiaries which have guaranteed its 10-7/8% Senior Unsecured Notes (the "Notes") and the operating nonguarantor subsidiaries.

2.

Separate financial statements concerning the subsidiaries guaranteeing the Notes (the "Guarantor Subsidiaries") have not been included as management has determined that they are not material to investors.  The Guarantor Subsidiaries are wholly-owned and the guarantees provided are full, unconditional and joint and several.  All of the Company’s operations are conducted by nonguarantor subsidiaries.  There are no restrictions on dividend payments amongst the Company and its subsidiaries.

There are no restrictions on dividend payments amongst the Company and its subsidiaries.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acetex Corporation

(Registrant)

DATE:  March 4, 2003

By:  “Donald K. Miller”

Donald K. Miller

Chief Financial Officer